FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 9 August 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Fuel Surcharge Increase on Longhaul Flights	9 August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	9 August 2004
Alan Buchanan Company Secretary

FUEL SURCHARGE INCREASED ON LONGHAUL FLIGHTS

British Airways will increase from Wednesday, August 11 its fuel surcharge on longhaul flights only from £2.50 per sector to £6 per sector (£12 return trip) on all new bookings made in the UK as a result of the continuing increase in the price of oil.

The shorthaul fuel surcharge of £2.50 per flight remains unchanged.

John Rishton, British Airways' chief financial officer, said: "Fuel prices have risen by 45 per cent in the last 12 months and our fuel costs are expected to be £225 million higher than last year.

"We anticipate that the combined fuel surcharges will contribute £70 million towards these costs."

British Airways has hedged 72 per cent of its fuel up to March 2005.

ends

August 9, 2004 070/RG/04

Notes to Editors

  British Airways' fuel costs for the 2004/5 financial year are expected to be

£1.14 billion. This is £75 million more than was estimated in May 2004.

  Fuel accounts for 14.5 per cent of British Airways' total costs.
  The outlook is for fuel prices to remain high.
  In May 2004 British Airways had hedged 45 per cent of its fuel up to March 2005.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2002.